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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            CENTRAL NEWSPAPERS, INC.
                           (NAME OF SUBJECT COMPANY)

                            CENTRAL NEWSPAPERS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

              CLASS A COMMON STOCK, NO PAR VALUE (CUSIP 154647101)
                                      AND

                       CLASS B COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                 ERIC S. TOOKER
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            CENTRAL NEWSPAPERS, INC.
                            200 E. VAN BUREN STREET
                             PHOENIX, ARIZONA 85004
                                 (602) 444-1115
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)
                            ------------------------

                                 WITH A COPY TO

                              GEORGE R. BASON, JR.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") relates is Central Newspapers, Inc., an Indiana corporation (the "COMPANY"). The address of the Company's principal executive offices is 200 E. Van Buren Street, Phoenix, Arizona, 85004. The telephone number of the principal executive offices of the Company is (602) 444-1100.

     (b) The titles of the classes of equity securities to which this Schedule 14D-9 relates is Class A Common Stock, no par value (the "CLASS A STOCK"), and Class B Common Stock, no par value (the "CLASS B STOCK", and collectively with the Class A Stock, the "COMPANY STOCK"), of the Company. As of June 25, 2000, there were (i) 32,724,324 shares of Class A Stock (which amount includes 184,000 shares of restricted stock) issued and outstanding, (ii) 55,356,010 shares of Class B Stock issued and outstanding and (iii) employee and director stock options to purchase an aggregate of 3,132,832 shares of Class A Stock.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name, business address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This statement relates to the tender offer being made by Pacific and Southern Indiana Corp., an Indiana corporation ("PURCHASER") and a wholly owned subsidiary of Gannett Co., Inc., a Delaware corporation ("PARENT"), disclosed in a Tender Offer Statement on Schedule TO (the "SCHEDULE TO"), dated July 3, 2000 and filed with the Securities and Exchange Commission (the "COMMISSION"), to purchase any and all of the outstanding shares of Class A Stock, at a price of $64.00 per share, and any and all of the outstanding shares of Class B Stock, at a price of $6.40 per share, in each case net to the tendering stockholder in cash (subject to reduction for any applicable withholding taxes and stock transfer taxes) pursuant to the conditions set forth in the Offer to Purchase, dated July 3, 2000 (the "OFFER TO PURCHASE"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "OFFER") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2000, among Parent, Purchaser and the Company (the "MERGER AGREEMENT"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Indiana Business Corporation Law, Purchaser will be merged with and into the Company (the "MERGER"), with the Company continuing as the surviving corporation and a subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration date for the Offer at least 45,815,000 shares of Class B Stock (less any shares of Class B Stock owned by Parent or Purchaser or any affiliate of Parent or Purchaser on the date such shares are purchased pursuant to the Offer)(the "MINIMUM CONDITION"). The Offer also is subject to certain other conditions set forth in Section 14 of the Offer to Purchase.

     As set forth in the Schedule TO, the principal executive offices of Purchaser and Parent are located at 1100 Wilson Boulevard, Arlington, Virginia 22234. All information in this Schedule 14D-9 or incorporated by reference herein concerning Purchaser or Parent, or their affiliates, or actions or events in respect of any of them, was provided by Purchaser or Parent, and the Company assumes no responsibility therefor.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "INFORMATION STATEMENT") which is attached as Schedule I hereto and is incorporated herein by reference. Except as described or referred to herein and in Schedule I, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent or Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the Board of Directors set forth in
Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described herein and in
Schedule I hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     THE MERGER AGREEMENT. A summary of the material provisions of the Merger Agreement is included under the caption "The Merger Agreement" in Section 10 of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

     THE VOTING AGREEMENT. A summary of the material provisions of the Voting and Tender Agreement dated as of June 28, 2000 between Parent, Purchaser and the Eugene C. Pulliam Trust (the "TRUST") (the "VOTING AGREEMENT") is included under the caption "Voting and Tender Agreement" in Section 10 of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Voting Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Voting Agreement in its entirety for a more complete description of the material summarized in the Offer of Purchase.

     COMPANY ACTION RELATING TO EXECUTIVE OFFICERS. The Company has entered into agreements with each of Louis A. Weil III, Thomas K. MacGillivray, and Eric
S. Tooker providing each of these executives with certain retention incentives and severance protections. Under these agreements, upon the consummation of a change in control of the Company (which would occur upon the completion of the Offer) all stock options held by each of the executives will become fully vested and each executive will be entitled to a bonus ($2 million for Mr. Weil and $1 million for each of Mr. MacGillivray and Mr. Tooker). In addition, if, following the change in control, an executive suffers a termination or constructive termination of employment (as is expected to occur) or if an executive resigns from his employment one year after the change in control, such executive will be entitled to severance pay equivalent to three times the sum of such executive's annual base salary and 1999 annual bonus and continued coverage under the Company benefit plans for three years.

     The Company has entered into agreements with eleven other officers of the Company providing that upon the consummation of a change in control of the Company (which would occur upon the completion of the Offer) all stock options held by such officers will become fully vested. In addition, if, following the change in control (which would occur upon the completion of the Offer), an officer suffers a termination or constructive termination of employment, such officer will be entitled to severance pay equal to two times the sum of such officer's annual base salary and 1999 annual bonus and continued coverage under the Company's benefit plans for two years.

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     Each of the agreements described above provide that the Company will make the covered employee whole for any excise taxes incurred by the employee pursuant to Section 280G of the Internal Revenue Code of 1986, as amended.

     Under the terms of the Merger Agreement, each outstanding Company stock option held by an employee or director of the Company, whether or not vested and exercisable, will be cancelled at the effective time of the Merger in exchange for a payment to the option holder equal to the merger consideration ($64 for each share of Class A Stock) minus the exercise price of the option.

     The Merger Agreement provides that for six years after the consummation of the Merger, Purchaser shall indemnify and hold harmless each present and former officer and director of the Company in respect of acts or omissions in his or her capacity as an officer or director occurring at or prior to the consummation of the Merger. The Merger Agreement also provides for continuation of the Company's directors' and officers' liability insurance coverage by Purchaser for a six year period. Each of the undertakings set forth in the two preceding sentences are subject to the restrictions set forth in the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation Of The Board Of Directors

     On June 28, 2000, the Board of Directors of the Company unanimously (1) determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer, the purchase of shares by Purchaser pursuant to the Offer or by Parent or Purchaser pursuant to the option (the "OPTION") granted by the Trust under Section 3(b) of the Voting Agreement, and the Merger (collectively, "TRANSACTIONS"), is fair to, and in the best interests of, the Company's stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Transactions, and (3) recommended that the stockholders of the Company accept the Offer, tender their shares pursuant to the Offer, and approve and adopt the Merger Agreement and the Merger.

     A copy of the press release announcing the Merger and the Offer is filed herewith as Exhibit 7 and is incorporated herein by reference. A copy of a letter to the Company's stockholders communicating the recommendation of the Board of Directors dated July 3, 2000 is filed herewith as Exhibit 5 and is incorporated herein by reference.

     (b) Background Of The Offer

     On March 16, 2000, senior management of the Company met with representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to discuss strategic alternatives available to the Company.

     On March 23, 2000, senior management of the Company met with two of the income beneficiaries of the Trust to discuss the restrictions in the instrument creating the Trust on a sale by the Trust of its Class B Stock in the Company. The Trust agreement prohibited the sale by the Trust of its Class B Stock unless the trustees unanimously determined that the prohibition seriously threatened a substantially complete loss of the value of the Trust's shares of Company Stock, and obtained written consent to the voiding of the prohibition from two-thirds of the adult beneficiaries entitled to income from the Trust. Management also discussed with the two beneficiaries various ways the Company could more fully realize shareholder value.

     On April 25 and 26, 2000, senior management of the Company and the three trustees of the Trust participated in planning meetings that included a detailed discussion of the Company's future business prospects and various strategic alternatives. The participants also discussed again the restriction under the Trust documents on the sale by the Trust of its shares of Class B Stock. Senior management of the Company and the trustees agreed to consider actively strategic alternatives for the Company. The Company then engaged DLJ to advise it regarding strategic alternatives. The Trust engaged Goldman

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Sachs & Co. ("GOLDMAN SACHS") on May 1, 2000 as its financial advisor in connection with a possible sale of all or a portion of the Company.

     During late April and early May 2000, the Company and the Trust engaged in preliminary negotiations with a third party regarding that party's possible interest in an acquisition of the Company. The parties could not reach agreement on terms and the negotiations were terminated.

     On May 12, 2000, senior management of the Company and the trustees of the Trust met with representatives of DLJ and Goldman Sachs, as well as counsel for the Company and separate counsel for the Trust, to discuss a possible sale of the Company. Senior management of the Company and the trustees agreed to proceed to investigate the possibility of a targeted sale process if the trustees determined that the restriction on the Trust selling its Class B Stock should be voided and the required beneficiaries' consents were obtained.

     On May 16, 2000, at the annual meeting of the Company's Board of Directors, senior management discussed the proposed sale process and received permission from the Board to proceed with the exploration of options with respect to such sale.

     On May 22, 2000, the trustees of the Trust received a presentation from the Company's management regarding the future prospects of the Company, received financial advice from Goldman Sachs, and received legal advice from the Trust's counsel. The Company understands that, having considered the information presented and advice given, the trustees unanimously determined that, over time, a substantially complete loss of value of the Trust property was seriously threatened by the prohibition on the sale of Class B Stock. Accordingly, the Company understands that, having considered the information presented and advice given, the trustees determined that the Trust and the Company should cooperate in order to determine whether a sale of the Company on acceptable terms would be possible. Subsequently, the trustees received the required consent of the adult income beneficiaries of the Trust to the lifting of the restriction, and the restriction became void.

     Shortly thereafter, senior management of the Company notified DLJ of the trustees' determination and authorized DLJ to begin contacting potential buyers. On June 8, 2000, the Company issued a press release confirming that it had retained a financial advisor and was in preliminary discussions regarding a possible sale or other business combination involving the Company. Each of the potential buyers contacted by DLJ executed a nondisclosure agreement and received a Confidential Information Memorandum prepared by senior management of the Company and DLJ. Over the course of the next several weeks, potential buyers were given access to a data room and had the opportunity to discuss with senior management the business and prospects of the Company. The potential buyers were invited to submit a written acquisition proposal and a mark-up of a draft Merger Agreement and a draft Voting Agreement that the Company and the trustees of the Trust had indicated they would be willing to sign.

     On June 23, 2000 interested parties submitted bids. Parent submitted an all cash bid for Class A Stock at $63.00 per share and Class B Stock at $6.30 per share. On June 24, 2000, senior management of the Company met telephonically with DLJ and the Company's counsel, and the trustees met telephonically with senior management of the Company, Goldman Sachs and the Trust's counsel, to review the proposals and indicate their views to the Company. On June 24 and 25, based on those discussions, the Company's counsel and representatives of DLJ had discussions with representatives of Parent and its counsel regarding the proposed contract terms and transaction structure. On June 25, 2000, DLJ advised Parent that the Company would be willing to pursue negotiations with it on an exclusive basis if Parent were prepared to increase its bid. Parent then advised DLJ that it would increase its bid for Class A Stock to $64.00 per share and Class B Stock to $6.40 per share, subject to acceptable resolution of remaining open issues.

     On June 25, 2000, the Board held a telephonic meeting at which senior management, DLJ, and the Company's outside counsel reviewed with the Board the process and status of discussions with Parent and the principal terms under discussion. The Trust's counsel and Goldman Sachs participated in this meeting. The Board authorized management and the Company's financial and legal advisors to proceed with negotiation of a definitive agreement.

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     On June 27, 2000, certain executives of Parent and certain trustees and beneficiaries of the Trust met in Indianapolis to discuss the operations of Parent and the Company, as well as the proposed transaction.

     On June 28, 2000, the Board met to consider approval of the Merger Agreement. DLJ delivered its written opinion to the effect that, as of the date of the written opinion, and based on and subject to the assumptions, limitations and qualifications set forth in the written opinion, the consideration to be received by the Company's shareholders was fair from a financial point of view. Davis Polk & Wardwell, counsel for the Company, reviewed with the Board the material provisions of the Merger Agreement. Following these presentations, the Board of Directors of the Company unanimously approved adoption of the Merger Agreement and agreed, subject to Section 7.04 of the Merger Agreement, to recommend that the Offer be accepted, and, if a meeting of stockholders is required by law, that the Merger Agreement be adopted by the Company's shareholders.

     The Company understands that immediately following the Board of Directors' meeting, the trustees of the Trust met, received presentations from the Trust's counsel and Goldman Sachs regarding the material terms of the Voting Agreement and the Merger Agreement and the transactions contemplated thereby, and unanimously approved the execution of the Voting Agreement and the transactions contemplated by the Merger Agreement.

     Immediately thereafter, the Company, Parent and Purchaser executed the Merger Agreement, and Parent, Purchaser and the Trust executed the Voting Agreement. Parent and the Company then issued a joint press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

     On July 3, 2000, Parent and the Purchaser commenced the Offer.

     (c) Reasons for the Board of Directors' Recommendation.

     In reaching the determination and recommendation described above, the Board of Directors considered a number of factors, including, among other things, the following:

      (1) The financial and other terms and conditions of the Offer, the Merger, the Merger Agreement and the Voting Agreement.

      (2) The fact that the Trust, which holds approximately 78% of the voting power of the Company, was in favor of the Merger, the Offer and the transactions contemplated by the Merger Agreement, and had agreed to enter into the Voting Agreement, pursuant to which it would agree to tender all of its shares in the Offer and grant an option to Parent and Purchaser to purchase its shares of Company Stock in certain circumstances.

      (3) The presentations and advice from DLJ and the written opinion of DLJ, dated June 28, 2000, to the effect that as of that date, based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by the shareholders of the Company in the Offer and the Merger, respectively, was fair to such shareholders from a financial point of view.

      (4) The historical and recent market prices for the shares of Class A
Stock.

      (5) The fact that the Company and its advisors had conducted a targeted auction of the Company and had discussed a possible transaction with several potential bidders.

      (6) The likelihood that the proposed acquisition would be consummated, particularly in light of Parent's reputation and ability to finance the transaction, the lack of any financing condition in the Merger Agreement and Parent's ability to terminate the Offer and the Merger Agreement only in limited circumstances.

      (7) The fact that Parent's editorial independence and journalism quality is consistent with the Company's traditions and integrity in the newspaper industry.

      (8) The Company's future prospects, financial resources and condition and ability to access the capital markets. In addition, the Board of Directors was mindful of the increased competition in all
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segments of the Company's business from other companies and the significant challenges that the Company would face if it did not proceed with the proposed transaction with Parent.

      (9) The belief by the Board of Directors that the transactions were fair to, and presented an attractive opportunity for, the Company's stockholders.

     (10) The fact that, under the Merger Agreement, the Company has agreed, subject to limited exceptions, that neither it nor any of its subsidiaries nor any of their respective officers, directors, employees or other agents will directly or indirectly, (i) solicit, initiate, encourage, induce or knowingly facilitate the submission of any Acquisition Proposal (as defined in the Merger Agreement) or any inquiries with respect thereto, (ii) engage in discussions or negotiations with any third party concerning an Acquisition Proposal or knowingly facilitate any effort or attempt to make an Acquisition Proposal or accept an Acquisition Proposal, (iii) disclose any non-public information relating to the Company or any of its subsidiaries to any person who, to the Company's knowledge is making or considering making, or who has made, an Acquisition Proposal.

     (11) The fact that, if the Board of Directors fails to recommend, or withdraws, or modifies in a manner adverse to Parent, its approval or recommendation of, the Merger Agreement, the Offer or the Merger or shall have approved or recommended a Superior Proposal (as defined in the Merger Agreement) from a third party, Parent may terminate the Merger Agreement prior to the consummation of the Offer, in which event the Company must pay Parent a cash termination fee of $97,000,000.

     (12) The fact that the Trust was prepared to agree unconditionally in the Voting Agreement to tender the 45,815,000 shares of Company Stock owned by it, and that such undertaking was irrevocable.

     The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but summarizes the material factors the Board of Directors considered in reaching the recommendation referred to above. The Board of Directors did not quantify or attach any particular weight to the various factors, or determine that any particular factors were of primary importance. Rather, the Board of Directors made its determination that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company based on the totality of the information presented to and considered by the Board of Directors. Individual members of the Board of Directors may have given different weight to these different factors.

     The full text of DLJ's written opinion discussed above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by DLJ in connection with the opinion, is attached hereto as Annex A and is incorporated herein by reference. DLJ's opinion is directed only to the Board of Directors, addresses only the fairness of the consideration, from a financial point of view, to be received in the Offer and the Merger by holders of shares and does not constitute a recommendation to any stockholder to approve the Merger, or to tender his or her shares pursuant to the Offer. Holders of shares are urged to read the opinion carefully and in its entirety. The references to the opinion of DLJ in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

     (d) Intent to Tender.

     Pursuant to the Voting Agreement, the Trust (which holds approximately 78% of the voting power of the outstanding shares of Company Stock) agreed to tender all of its shares of Company Stock in the Offer. The Trust also granted an irrevocable option to Parent and Purchaser to purchase its shares of Company Stock in certain events. In addition, the Trust agreed to vote all of its shares of Company Stock at any meeting of stockholders of the Company (a) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and (b) against (i) any proposal made in opposition to or in competition with the Merger and the transactions contemplated by the Merger Agreement, (ii) any merger, reorganization, consolidation, share exchange, business combination, sale of assets or other similar transaction with or involving the Company and any other party other than Parent and Purchaser, or

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(iii) any other action the consummation of which would reasonably be expected to prevent or delay consummation of the transactions contemplated by the Merger Agreement.

     Although each of the Company's executive officers and directors will make their own determination, based on individual and personal financial and other circumstances, at the present time to the Company's knowledge, all its executive officers, directors, affiliates and subsidiaries intend to tender all shares of the Company Stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the Common Stock, if any, held by such persons that, if tendered, could cause them to incur liability under section 16(b) of the Securities Exchange Act of 1934.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to an engagement letter agreement dated May 8, 2000 (the "LETTER AGREEMENT"), the Company retained DLJ to act as its exclusive financial advisor to provide strategic advice concerning a possible sale of the Company. As part of its investment banking and financial advisory business, DLJ is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, DLJ is a full service securities firm engaged in securities trading, brokerage and financing activities. DLJ has informed the Company that, in the ordinary course of DLJ's trading and brokerage activities, DLJ or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in equity securities of the Company or Parent.

     Also pursuant to the Letter Agreement, the Company has agreed to pay a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the Offer and the Merger. In addition, the Company agreed to reimburse DLJ, upon DLJ's request from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, DLJ incurred by DLJ in connection with its engagement and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ has performed investment banking services for the Company in the past and has been compensated for such services.

     Pursuant to the Merger Agreement, the Company has agreed to pay reasonable investment banking and legal counsel fees incurred by the Trust in connection with the transactions contemplated by the Merger Agreement and the Voting Agreement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on the Company's behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     No transactions in the Company Stock have been effected in the past 60 days by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

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

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Information Provided Pursuant to Rule 14f-1 Under the Exchange
Act. The Information Statement attached hereto as Schedule I is being furnished to the stockholders of the Company in connection with the possible designation by Purchaser, pursuant to the Merger Agreement and following the acquisition of Company Stock pursuant to the Offer, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

     (b) Certain Financial Projections. In the course of discussions between representatives of the Company and Parent or Purchaser (collectively the "RECIPIENTS"), the Company provided the Recipients' representatives with certain projections of the future operating performance of the Company and its subsidiaries prepared by the Company's management for fiscal year 2000 (the "PLAN PROJECTIONS"). Relevant portions of such information has been set forth below for the limited purpose of giving stockholders access to projections by the Company's management that were available for review by the Recipients in connection with the Offer.

     The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's or the Recipients' control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of the Company, the Recipients or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and the Company has made no representations to the Recipients regarding such information.

                               2000 BUSINESS PLAN
                 ($ IN THOUSANDS, OTHER THAN PER SHARE AMOUNTS)

                                                               PLAN*
                                                                2000
                                                              --------
Operating Revenue...........................................  $818,171
Operating Expenses..........................................   635,536
Operating Income............................................   182,635
Pretax Income...............................................   175,276
Taxes.......................................................    68,359
Net Income..................................................    88,352
EBITDA......................................................   233,416
Earnings Per Share (Basic)..................................  $   2.30
Earnings Per Share (Diluted)................................      2.24

---------------
* Excludes gain on the sale of Career Services, Inc. and workforce reduction charges.

     (c) Cautionary Statement Concerning Forward-looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Schedule 14D-9 for the limited purpose of giving stockholder's access to projections by the Company's management that were made available to the Recipients. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in fiscal year 2000, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include but are not limited to: changes in the economic conditions in which the Company operates, greater than anticipated competition or price pressures, new product offerings, better or worse than expected customer growth resulting in the need to expand operations and make capital investments, and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to the Recipients by the Company. Neither the Recipients' nor the Company's independent accountants have examined or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither the Recipients nor the Company nor any other party assumes any responsibility for the accuracy or validity of the foregoing Plan Projections. Neither the Recipients nor the Company intends to provide any updated information with respect to any forward-looking statements.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1. Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

     Exhibit 2. Letter of Transmittal (incorporated by reference to Exhibit
(a)(2) to the Schedule TO).

     Exhibit 3. Merger Agreement (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated as of June 29, 2000).

     Exhibit 4. Voting Agreement (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated as of June 29, 2000).

     Exhibit 5. Letter to Stockholders dated July 3, 2000.

     Exhibit 6. Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (attached to this Statement as Annex A).

     Exhibit 7. Press Release (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated as of June 29, 2000).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CENTRAL NEWSPAPERS, INC.

                                          /s/ LOUIS A. WEIL, III
                                          --------------------------------------
                                          Name: Louis A. Weil, III
                                          Title: Chairman, President and Chief
                                                 Executive Officer

Dated: July 3, 2000

                                   SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER
                            ------------------------

              NO VOTE OR OTHER ACTION OF CENTRAL NEWSPAPER, INC.'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY
                          TO CENTRAL NEWSPAPERS, INC.
                            ------------------------

                                    GENERAL

     This information statement (the "INFORMATION STATEMENT") is being mailed on or about July 3, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "SCHEDULE 14D-9") of Central Newspapers, Inc., an Indiana corporation (the "COMPANY"), to the holders of record of the Class A Stock and Class B Stock. The Schedule 14D-9 relates to the Offer to Purchase dated July 3, 2000 of Pacific and Southern Indiana Corp. to purchase Class A Stock and Class B Stock of the Company (the "OFFER"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to the Board of Directors of the Company. Such designation is to be made pursuant to the Merger Agreement.

     The Merger Agreement provides that, promptly following the purchase by Purchaser of and payment for a number of shares of Company Stock pursuant to the Offer that satisfies the Minimum Condition, and from time to time thereafter, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors (the "PURCHASER DESIGNEES") that equals the product of (i) the total number of directors on the Board of Directors and (ii) the percentage that the voting power of shares of Company Stock beneficially owned by Purchaser and Parent bears to the total voting power of shares then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Purchaser Designees to be elected to the Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Company will also, upon request of Parent or Purchaser, use its best efforts to cause the Purchaser Designees to hold an equivalent proportion of positions on each subsidiary's Board of Directors and each committee (except any committee established to take action under the Merger Agreement). Notwithstanding the foregoing, under the terms of the Merger Agreement at least two members of the Board of Directors who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company or Affiliates (as defined in the Merger Agreement) of Parent must remain members of the Board of Directors until the closing of the Merger.

     This Information Statement is required by Section 14(f) the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent or Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The Class A Stock and the Class B Stock are the only classes of voting securities of the Company outstanding. Each share of Company Stock has one vote. As of June 25, 2000, there were 32,724,324 shares of Class A Stock outstanding (which amount includes 184,000 shares of restricted stock),

55,356,010 shares of Class B Stock outstanding and employee and directors stock options to purchase 3,132,832 shares of Class A Stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table details the beneficial ownership of Class A Stock and Class B Stock, as of June 25, 2000 (based on the best information available on that date), by the Company's directors, nominees, named executive officers and those persons whom the Company knows beneficially owns 5% or more of Company Stock. Unless otherwise indicated, each shareholder below has sole investment and voting power with respect to the shares shown as beneficially owned by them. The following table reports beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. This means that, except as noted below, all the Company securities over which the directors, nominees, named executive officers and beneficial owners of 5% or more of Company Stock directly or indirectly have or share voting or investment power are listed as beneficially owned.

             BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES, EXECUTIVE OFFICERS AND OWNERS OF 5% OR MORE OF COMPANY STOCK

                                                            AMOUNT AND NATURE OF
 NAME AND ADDRESS OF BENEFICIAL OWNER(1)   TITLE OF CLASS   BENEFICIAL OWNERSHIP    PERCENT OF CLASS(2)
 ---------------------------------------   --------------   --------------------   ----------------------
Dale A. Duncan...........................  Class A Stock             37,666(3)                 *
                                           Class B Stock          -0-                         --
Richard J. Lehmann.......................  Class A Stock          -0-                         --
                                           Class B Stock          -0-                         --
L. Ben Lytle.............................  Class A Stock              7,456(4)                 *
                                           Class B Stock          -0-                         --
Thomas K. MacGillivray...................  Class A Stock            140,359(5)                 *
                                           Class B Stock          -0-                         --
Kathryn L. Munro.........................  Class A Stock              2,000(6)                 *
                                           Class B Stock          -0-                         --
John F. Oppedahl.........................  Class A Stock            174,887(7)                 *
                                           Class B Stock          -0-                         --
Myrta J. Pulliam.........................  Class A Stock            539,056(8)               1.6%
                                           Class B Stock         50,515,000(9)              91.3
Frank E. Russell.........................  Class A Stock          1,670,200(10)              5.0%
                                           Class B Stock         46,265,010(11)             83.6%
Richard Snell............................  Class A Stock              8,000(12)                *
                                           Class B Stock          -0-                         --
Eric S. Tooker...........................  Class A Stock             37,597(13)                *
                                           Class B Stock          -0-                         --
Louis A. Weil III........................  Class A Stock            595,125(14)              1.8%
                                           Class B Stock         45,815,000(15)             82.8%
Trust....................................  Class A Stock          -0-                         --
                                           Class B Stock         45,815,000                 82.8%
MRD, L.L.C.
307 North Pennsylvania Street
Indianapolis, Indiana 46204..............  Class A Stock             67,090                    *
                                           Class B Stock          4,655,000                  8.4%
Ariel Capital Management, Inc.
307 North Michigan Avenue
Chicago, Illinois 60601..................  Class A Stock          4,960,219(16)             15.2%
                                           Class B Stock          -0-                         --

                                                            AMOUNT AND NATURE OF
 NAME AND ADDRESS OF BENEFICIAL OWNER(1)   TITLE OF CLASS   BENEFICIAL OWNERSHIP    PERCENT OF CLASS(2)
 ---------------------------------------   --------------   --------------------   ----------------------
All Directors, Nominees and Executive
  Officers as a Group....................  Class A Stock          3,212,343                  9.8%
                                           Class B Stock         50,965,010                 92.1%

-------------------

Notes:

 *  Less than one percent.

 (1) Unless otherwise specified, all addresses are: 200 East Van Buren Street, Phoenix, Arizona 85004.

 (2) Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, except that percentages do not reflect rights to acquire shares of Class A Stock through conversion of shares of Class B Stock. Each share of Class B Stock is convertible into 1/10 of a share of Class A Stock.

 (3) Includes (a) 10,000 restricted shares, and (b) options held by Mr. Duncan which are currently exercisable for 21,666 shares of Class A Stock.

 (4) Includes options held by Ms. Lytle which are currently exercisable for 6,000 shares of Class A Stock.

 (5) Includes (a) 13,000 restricted shares, (b) 1,527 shares held for the benefit of Mr. MacGillivray by the Savings Plus Plan, and (c) options held by Mr. MacGillivray which are currently exercisable for 125,832 shares of Class A Stock.

 (6) Includes options held by Ms. Munro which are currently exercisable for 2,000 shares of Class A Stock.

 (7) Includes (a) 12,000 restricted shares, (b) 2,471 shares held for the benefit of Mr. Oppedahl by the Savings Plus Plan, and (c) options held by Mr. Oppedahl which are currently exercisable for 160,166 shares of Class A Stock.

 (8) Includes (a) options held by Ms. Pulliam which are currently exercisable for 23,166 shares of Class A Stock and 67,090 shares held by MRD, L.L.C., in which entity Ms. Pulliam has a 33.3% interest.

 (9) Includes (a) 45,815,000 shares held by the Trust of which Ms. Pulliam, Louis A. Weil III and Frank E. Russell are Trustees with shared voting and investment power, and (b) 4,655,000 shares held by MRD, L.L.C., in which entity Ms. Pulliam has a 33.3% interest.

(10) Includes (a) 30,000 shares owned by Nancy M. Russell, wife of Frank E. Russell, as to which shares Mr. Russell disclaims beneficial ownership, (b) 867,000 shares held in six separate trusts for which Frank E. Russell acts as sole Trustee and as to which shares Mr. Russell disclaims beneficial ownership, (c) 200,000 shares held by the Nina Mason Pulliam Charitable Trust of which Mr. Russell is Trustee, as to which shares Mr. Russell disclaims beneficial ownership, and (d) options held by Mr. Russell which are currently exercisable for 292,000 shares of Class A Stock.

(11) Includes (a) 45,815,000 shares owned by the Trust of which Mr. Russell, Louis A. Weil III and Myrta J. Pulliam are Trustees with shared voting and investment power, as to which shares Mr. Russell disclaims beneficial ownership, and (b) 200,010 shares held in the Nina Mason Pulliam Charitable Trust of which Mr. Russell is Trustee, as to which shares Mr. Russell disclaims beneficial ownership.

(12) Includes options held by Mr. Snell which are currently exercisable for 6,000 shares of Class A Stock.

(13) Includes (a) 8,000 restricted shares, (b) 596 shares held for the benefit of Mr. Tooker by the Savings Plus Plan, and (c) options held by Mr. Tooker which are currently exercisable for 26,001 shares of Class A Stock.

(14) Includes (a) 28,000 restricted shares, (b) 3,459 shares held for the benefit of Mr. Weil by the Savings Plus Plan, (c) options held by Mr. Weil which are currently exercisable for 544,666 shares of Class A Stock, and
     (d) 5,000 shares held by the Louis A. Weil III Family Trust.

(15) Includes 45,815,000 shares held by the Trust of which Mr. Weil, Myrta J. Pulliam and Frank E. Russell are Trustees with shared voting and investment power, as to which shares Mr. Weil disclaims beneficial ownership.

(16) Ariel Capital Management, Inc. holds all such shares for client accounts, none of which individually represents more than 5% of the outstanding Class A Stock, and disclaims beneficial ownership of such shares. Ariel Capital Management, Inc., in its capacity as investment advisor, has sole voting power, and sole dispositive power, with respect to 4,619,519 and 4,960,219 shares, respectively. The information contained in this section was obtained from a Schedule 13G dated May 31, 2000 filed by Ariel Capital Management, Inc. with the Securities and Exchange Commission. The Company makes no representations as to the accuracy or completeness of the information reported.

                               CHANGE IN CONTROL

     In connection with the Merger Agreement, the Trust, a significant Company stockholder, has entered into a Voting Agreement that may result in a change in control of the Company. See Item 3 of the attached Schedule 14D-9.

                            THE PURCHASER DESIGNEES

     The information contained in this Information Statement concerning Purchaser or Parent has been furnished to the Company by Purchaser and Parent. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information. The Board of Directors of the Company currently consists of seven members. The Parent has informed the Company that the Purchaser Designees will be any of the directors and executive officers of Parent listed on Schedule 1 of Purchaser's Offer to Purchase under the captions "Directors of Parent" and "Directors of Purchaser". A copy of the Offer to Purchase is being mailed to the Company's stockholders together with the attached Schedule 14D-9 and this Information Statement. Such information in such schedule and related information in Section 8 of the Offer to Purchase is incorporated herein by reference.

     Parent and Purchaser have advised the Company that none of the Purchaser Designees during the past five years, has (i) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent and Purchaser have advised that each Purchaser Designee is a citizen of the United States, and has consented to act as director, if so designated.

     The Parent and Purchaser have advised the Company that none of the individuals listed above (i) is currently a director of, or holds any position with, the Company, (ii) has any familial relationship with any directors or executive officers of the Company and (iii) to the knowledge of Parent and Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to Parent's and Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the Schedule 14D-9 or in the Schedule TO.

          THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

(SERVING UNTIL THE 2001 ANNUAL MEETING AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE
                             ELECTED AND QUALIFIED)

     RICHARD J. LEHMANN, age 55, served as Vice Chairman of Bank One from October 1998 to December 1999. From April 1995 to October 1998 he was President of Banc One Corporation, predecessor to Bank One Corporation, and became Chief Operating Officer of Banc One Corporation in January 1996. Prior to April 1995, he served as Senior Executive for the Western Region of Banc One Corporation and Chairman of the Board and Chief Executive Officer of Banc One Arizona Corporation. From 1988 to 1993 when Valley National Corporation merged with Banc One Corporation, Mr. Lehmann served in various positions with Valley National Corporation, including President of the holding company and President, Chief Executive Officer and Chairman of Valley National Bank. Mr. Lehmann serves on the Board of Trustees of the American Graduate School of International Management (Thunderbird College). He also serves on the Board of Directors of Moore Corporation Limited and Silicon Entertainment, Inc. He has been on the Company's Board of Directors since March 24, 2000.

     L. BEN LYTLE, age 53, has been Chairman of the Board of Anthem, Inc., a mutual insurance company, since October 1999 and was President and Chief Executive Officer from 1989 to October 1999. He is a director of IPALCO Inc., Duke REIT, Allscripts, Inc., CID Ventures, L.P., XCARENET, the Health Insurance Association of America and the American Association of Health Plans. Mr. Lytle is a Fellow with the American Enterprise Institute in Washington, D.C. He has been on the Company's Board of Directors since 1997.

     KATHRYN L. MUNRO, age 51, is Chairwoman of Bridgewest L.L.C., a technology investment company and has been affiliated with the Company since February 1999. Ms. Munro served as the Chief Executive Officer, Southwest Banking Group for Bank of America from 1996 until 1998. She served as President, Bank of America Arizona from 1994 through 1996. She served on the Bank of America Arizona Board from 1994 through 1998. From 1993 to 1994, Ms. Munro served as Executive Vice President and Manager of the Retail Systems and Services Division of Seafirst Bank in Seattle, Washington. She has served as Chair on the Board of Directors for the Valley of the Sun United Way; Vice Chair, Board of Directors, University of Arizona Foundation; and Vice Chair, Bank Administration Institute. She is a member of the Boards of Directors of the Heard Museum; Greater Phoenix Leadership; Morrison Institute for Public Policy; Barrow Neurological Institute; and Fresh Start Women's Foundation. She also serves on the corporate board of directors for Arizona Public Service Company, Flow International, Inc., Sun Community Bancorp, Tosco Corporation and on the national advisory board for the University of Arizona School of Business. She has been on the Company's Board of Directors since 1999.

     MYRTA J. PULLIAM, age 52, has been the Director of Electronic News and Information for Indianapolis Newspapers, Inc. since 1994. Ms. Pulliam served as the Assistant Managing Editor/News at The Indianapolis Star from 1991 through 1994. From 1986 to 1991, she was the Assistant Managing Editor/ Graphics at The Indianapolis Star. Ms. Pulliam has over thirty years of experience in the newspaper industry. She is a director of the Indianapolis Zoo, Flanner House and has served on the Queens College Alumni Board, the Read Indiana Literacy Foundation Development Board, and the Indianapolis Museum of Art Board of Trustees. She has been on the Company's Board of Directors since 1999.

     FRANK E. RUSSELL, age 79, served as the Chairman of our Board of Directors and Assistant Secretary from 1996 to 1999. Mr. Russell served as our President and Chief Executive Officer from 1979 through 1995. He has been on the Company's Board of Directors since 1974.

     RICHARD SNELL, age 69, has been Chairman of the Board of Pinnacle West Capital Corporation, a utility holding company, and Chairman of the Board of Arizona Public Service Company since 1990. He served as Chief Executive Officer of Pinnacle West Capital Corporation from 1990 to February 1999. He is also a director of Aztar Corporation and Bank One Arizona Corporation. He has been on the Company's Board of Directors since 1996.

     LOUIS A. WEIL III, age 59, has served as the Chairman of our Board of Directors since January 1, 1999 and has been our President and Chief Executive Officer since January 1, 1996. From August 1991 through December 1995, Mr. Weil served as Publisher and Chief Executive Officer of The Arizona Republic and The Phoenix Gazette and Executive Vice President of Phoenix Newspapers, Inc. Mr. Weil served as U.S. Publisher of Time magazine from May 1989 to March 1991, and President and Publisher of The Detroit News from February 1986 to May 1989. Mr. Weil serves as an independent director of the Domestic Equity, Global Debt and Long-term Municipal and Domestic Taxable Bond family of mutual funds managed by Prudential. He has been on the Company's Board of Directors since 1991.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee, a Compensation Committee, an Executive Committee, and a Nominating Committee. The functions of each of these committees are described and the members of each are listed below.

Audit Committee                                               2 meetings in 1999

     - recommends the firm that the Company should retain as its independent accountants;

     - reviews the audit and non-audit activities of the independent accountants; and

     - reviews the financial statements, accounting practices, and adequacy of our auditing and internal controls.

Compensation Committee                                        2 meetings in 1999

     - reviews the Company's executive development process;

     - sets the compensation for the Chief Executive Officer and the other ten most highly compensated employees of the Company and our subsidiaries; and

     - certifies and grants awards under our Amended and Restated Stock Compensation Plan and our 1999 Long-Term Incentive Plan.

Executive Committee                    All 1999 actions taken by written consent

     - has all authority of the Board of Directors during intervals between meetings of the Board, subject to limitations imposed by law, by subsequent resolution of the Board of Directors, or by the By-Laws.

Nominating Committee                                           1 meeting in 1999

     - reviews the qualifications of individuals for election as members of the Board;

     - reviews shareholder recommendations for Board Membership; and

     - recommends qualified individuals to be considered for Board membership.

                              COMMITTEE MEMBERSHIP

                         NAME                           AUDIT   COMPENSATION   EXECUTIVE   NOMINATING
                         ----                           -----   ------------   ---------   ----------
Richard J. Lehmann....................................               X
L. Ben Lytle..........................................    X          X*
Kathryn L. Munro......................................    X
Frank E. Russell......................................                             X           X*
Richard Snell.........................................    X*         X
Louis A. Weil III.....................................                             X*          X

---------------
* Chairman

RECENT EVENT

     On March 15, 2000, William A. Franke, a director on our Board since 1990, resigned. Mr. Franke served on the Audit Committee and as Chairman of the Compensation Committee.

MEETING ATTENDANCE

     The Board of Directors held a total of 5 meetings in 1999. All of the directors attended at least 75 percent of the meetings of the Board and committees of the Board on which such director served.

DIRECTOR COMPENSATION

     Non-employee directors receive:

     - an annual retainer of $20,000;

     - $1,000 for each meeting of the Board attended;

     - $750 for each committee meeting attended;

     - an annual grant of stock options to purchase shares of our Class A Common Stock;

     - reimbursement for out-of-pocket expenses associated with attending Board and committee meetings; and

     - eligibility to participate in our Non-qualified Executive Deferred Compensation Program.

     Employee directors receive no additional compensation for serving on the Board but are reimbursed for out-of-pocket expenses associated with attending Board and Committee meetings.

     The stock options are granted at an exercise price equal to the fair market value of the Class A Common Stock on the date of grant, vest six months after the date of grant, and expire ten years from the date of grant.

     Non-employee directors receive certain life insurance coverage. L. Ben Lytle and Kathryn L. Munro receive coverage under split-dollar life insurance arrangements pursuant to which the Company will be reimbursed for premiums paid. The dollar value benefit of the premiums paid pursuant to such policies in 1999 was $15,400 and $17,500 for Mr. Lytle and Ms. Munro, respectively. Richard Snell receives coverage under a death benefit only arrangement. For 1999, the current year term cost of such insurance for Mr. Snell was $37,750. All directors also participate in our Directors' and Officers' Charitable Award Program. Under this program, upon the death of a participating officer or director, we will donate $500,000 to one or more qualifying charitable organizations chosen by the participant and we will be reimbursed for the premium payments from the life insurance proceeds. Individual participants derive no financial benefit from this program because all charitable deductions accrue solely to the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM COMPENSATION
                                                    ANNUAL COMPENSATION          --------------------------------------
                                              --------------------------------   RESTRICTED
                                                                  OTHER ANNUAL     STOCK      SECURITIES    ALL OTHER
              NAME AND                        SALARY     BONUS    COMPENSATION     AWARDS     UNDERLYING   COMPENSATION
         PRINCIPAL POSITION            YEAR     ($)       ($)         ($)           ($)       OPTIONS(#)       ($)
         ------------------            ----   -------   -------   ------------   ----------   ----------   ------------
Louis A. Weil III....................  1999   575,833   618,532      (1)          485,625(3)    75,000       130,332(8)
Chairman, President & CEO              1998   521,667   198,750      (1)              -0-      100,000        63,590(9)
                                       1997   472,500   360,000      (1)              -0-       30,000        78,890(10)
John F. Oppedahl.....................  1999   330,667   219,079      (1)          416,250(4)    18,000        80,444(8)
President and CEO of PNI               1998   314,167   113,316      (1)              -0-       28,000        55,384(9)
                                       1997   287,500   172,956      (1)              -0-       13,500        60,793(10)
Thomas K. MacGillivray...............  1999   272,000   205,737      (1)          277,500(5)    20,000        31,039(8)
Senior Vice President and CFO          1998   255,000    76,500      (1)              -0-       28,000        33,712(9)
                                       1997   215,200   129,000   118,505(2)      106,313       13,500        34,215(10)
Dale A. Duncan.......................  1999   268,333   170,573      (1)          346,875(6)    17,000        90,882(8)
President of INI                       1998   255,000    66,583      (1)              -0-       24,000        65,757(9)
                                       1997     -0-       -0-        (1)              -0-          -0-           -0-
Eric S. Tooker.......................  1999   218,750   169,386      (1)          137,750(7)    12,000        27,933(8)
Vice President, Secretary and          1998   208,333    63,000      (1)              -0-       14,000        27,500(9)
General Counsel                        1997   182,701   110,000   119,157(2)       69,375        6,000        27,394(10)

---------------
 (1) Executive officers of the Company receive certain perquisites, but with respect to this executive officer the incremental cost of providing such perquisites does not exceed the lesser of $50,000 or 10% of the officer's salary and bonus.

 (2) Indicates total amounts paid for relocation expenses for this executive officer's relocation to Phoenix.

 (3) At the close of the 1999 fiscal year, Mr. Weil held 14,000 restricted shares, the aggregate value of which was $525,000. Dividends are currently paid on the restricted shares.

 (4) At the close of the 1999 fiscal year, Mr. Oppedahl held 12,000 restricted shares, the aggregate value of which was $450,000. Dividends are currently paid on the restricted shares.

 (5) At the close of the 1999 fiscal year, Mr. MacGillivray held 11,000 restricted shares, the aggregate value of which was $412,500. Dividends are currently paid on the restricted shares.

 (6) At the close of the 1999 fiscal year, Mr. Duncan held 10,000 restricted shares, the aggregate value of which was $375,000. Dividends are currently paid on the restricted shares.

 (7) At the close of the 1999 fiscal year, Mr. Tooker held 6,000 restricted shares, the aggregate value of which was $225,000. Dividends are currently paid on the restricted shares.

 (8) Includes the following for Messrs. Weil, Oppedahl, MacGillivray, Duncan, and Tooker: (a) the Company matching contributions to the Savings Plus Plan of $3,750, $5,000, $5,000, $7,500, and $5,000 for each named executive officer, respectively, (b) the Company matching contributions to our Non-Qualified Savings Plan of $25,364, $5,726, $3,271, $5,893, and $1,874
     for each named officer, respectively, (c) dollar value benefits for premium payments under split-dollar life insurance policies under which the Company will be reimbursed for premiums paid in the amounts of $92,500, $61,000, $14,050, $69,185, and $16,700 for each named officer, respectively, and (d) automobile allowances in the amounts of $8,718, $8,718, $8,718, 8,304, and $4,359 for each named officer respectively.

 (9) Includes the following for Messrs. Weil, Oppedahl, MacGillivray, Duncan, and Tooker: (a) the Company matching contributions to the Savings Plus Plan of $3,150, $3,783, $4,750, $4,524, and $4,750 for each named executive officer, respectively, (b) the Company matching contributions to our Non-Qualified Savings Plan of $16,847, $12,719, $8,720, $542, and $4,414
     for each named executive officer, respectively, (c) dollar value benefits for premium payments under split-dollar life insurance policies under which the Company will be reimbursed for premiums paid in the amounts of $34,876, $30,164, $11,524, $52,387, and $13,977 for each named executive officer, respectively, and (d) automobile allowances in the amounts of $8,718, $8,718, $8,718, $8,304, and $4,359 for each named executive officer, respectively.

(10) Includes the following for Messrs. Weil, Oppedahl, MacGillivray, and
     Tooker: (a) Company matching contributions to the Savings Plus Plan of $4,750, (b) Company matching contributions to the Company's Non-Qualified Savings Plan of $28,550, $13,668, $9,018, and $3,915 for each named executive officer, respectively, (c) dollar value benefits for premium payments under split-dollar life insurance policies under which the Company will be reimbursed for premiums paid in the amounts of $36,872, $33,657, $11,893, and $14,430 for each named executive officer, respectively, and
     (d) automobile allowances in the amounts of $8,718, $8,718, $8,554, and $4,299 for each named executive officer, respectively.

OPTION GRANTS, EXERCISES, AND HOLDINGS

     The following tables provide information relating to option grants, exercises, and holdings for each of the executive officers named in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                                                                    POTENTIAL REALIZABLE
                            NUMBER OF      PERCENT OF                              VALUE AT ASSUMED ANNUAL
                            SECURITIES       TOTAL                                     RATES OF STOCK
                            UNDERLYING      OPTIONS                                  PRICE APPRECIATION
                             OPTIONS       GRANTED TO     EXERCISE                     FOR OPTION TERM
                             GRANTED       EMPLOYEES      PRICE PER   EXPIRATION   -----------------------
           NAME                (#)       IN FISCAL YEAR     SHARE        DATE        5%(2)        10%(2)
           ----             ----------   --------------   ---------   ----------   ----------   ----------
Louis A. Weil III.........   75,000(1)       16.33%       $34.6875     03/09/09    $1,636,109   $4,146,221
John F. Oppedahl..........   18,000(1)        3.92%       $34.6875     03/09/09    $  392,666   $  995,093
Thomas K. MacGillivray....   20,000(1)        4.35%       $34.6875     03/09/09    $  436,296   $1,105,659
Dale A. Duncan............   17,000(1)        3.70%       $34.6875     03/09/09    $  370,851   $  939,810
Eric S. Tooker............   12,000(1)        2.61%       $34.6875     03/09/09    $  261,777   $  663,395

---------------
(1) These options vest in three equal annual installments beginning on March 9, 2000.

(2) These gains are based upon assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on option exercises and Class A Common Stock holdings are dependent on the future performance of our Class A Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected on this table will be achieved.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                              SHARES                           OPTIONS                  FISCAL YEAR-END*
                             ACQUIRED      VALUE         AT FISCAL YEAR-END                    ($)
                            ON EXERCISE   REALIZED   ---------------------------   ---------------------------
           NAME                 (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   --------   -----------   -------------   -----------   -------------
Louis A. Weil III.........      -0-         --         476,333        151,667      $10,106,000     $454,064
John F. Oppedahl..........      -0-         --         140,333         41,167      $ 2,825,749     $143,032
Thomas K. MacGillivray....      -0-         --         105,333         43,167      $ 1,891,437     $148,656
Dale A. Duncan............      -0-         --           8,000         33,000      $    12,000     $ 71,812
Eric S. Tooker............      -0-         --          15,334         23,334      $   188,440     $ 76,376

---------------
(1) Based on the closing price for Class A Common Stock on December 26, 1999 which was $37.50 per share.

DEFINED BENEFIT PLANS

     The Company maintains the Central Newspapers, Inc. Retirement Plan (the "PENSION PLAN") for our employees. The Pension Plan is a tax qualified defined benefit plan under the Internal Revenue Code of 1986, as amended (the "CODE") and is subject to requirements imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Employees of the Company and certain of its subsidiaries automatically become participants in the Pension Plan on the first day of the month following completion of at least 1,000 hours of service in a designated one year period of employment. Benefits are fully vested upon completion of at least five years of service. Benefits also become vested upon a participant's death, disability, or attainment of early retirement age.

     For service prior to 1994, a participant's annual retirement income under the Pension Plan is equal to the sum of his or her basic credits and his supplemental credits, subject to a special dollar limitation under the Code. However, the Company has periodically increased the amount of retirement income payable to participants. We contribute amounts to the Pension Plan on a periodic basis which, when aggregated with voluntary employee contributions, are sufficient to fund the Pension Plan in accordance with actuarial assumptions. Benefits are payable upon normal, early, or disability retirement and deferred vested benefits are payable on other terminations of employment. Benefits with an actual value in excess of $5,000 are payable on a monthly basis. Under certain circumstances, survivor benefits are payable upon the death of a participant.

     For service prior to 1994, a participant generally earned basic credits for each week's participation in the Pension Plan equal to the amount of his or her weekly earnings, up to $312.00, multiplied by 1.875%. A participant could choose to earn supplemental credits for each week of participation in the Pension Plan by voluntarily contributing 3.75% of the participant's weekly earnings over $312.00 (including salary, wages, overtime, bonuses and contributions to the Central Newspapers, Inc. Savings Plus Plan (the "SAVINGS PLUS PLAN")) to the Pension Plan. If a participant chose to make such voluntary contributions, he or she received supplemental credits equal to 60% of the voluntary contributions made each week.

     Effective January 1, 1994, the Pension Plan eliminated the voluntary employee contribution feature, provided future benefits based on the participants' years of service and average compensation at retirement, and enhanced the pension benefits of early retirees who begin receiving their benefits before age 65. Specifically, a participant's retirement benefit for periods of service after 1993 equals 1.20% of the participant's average annual compensation for the highest 5 of his or her last 10 years of employment multiplied by his or her number of years of service after 1993. Plan participants who had attained age 50 on December 31, 1993 could elect to continue making voluntary employee contributions and have benefits provided under the pre-1994 plan provisions. The benefits provided to existing retirees and beneficiaries were increased by varying amounts up to ten percent. The Internal Revenue Service has provided the Company with a favorable determination as to the tax-qualified status of the Pension Plan, as amended and restated.

     The aggregate annual benefit payments receivable by a participant under the Pension Plan are subject to a maximum benefit amount equal to the lesser of the following amounts: (i) $130,000 in fiscal 1999 subject to specified limitations and adjustments under the Code; or (ii) 100% of the participant's average annual income (as defined under Section 415 of the Code) from the Company and its subsidiaries during the three consecutive years in which the employee was a participant in the Pension Plan and had the greatest aggregate income.

     Effective January 1, 1994, the Company adopted a supplemental retirement plan (the "SUPPLEMENTAL PLAN") for those employees who are eligible for split-dollar insurance coverage under the Executive Life Insurance Plan and who earn more than $170,000 per year (as indexed for inflation each year under Internal Revenue Service rules). The Supplemental Plan allows each participant to accrue a benefit each year equal to: (a) the benefits that participant would be entitled to receive under the Pension Plan without regard to the limits imposed by Sections 401(a)(17) and 415 of the Code; minus (b) the benefits that participant is entitled to receive under the Pension Plan. Section 401(a)(17) of the Code provides that only the first $170,000 of an individual's annual compensation may be considered in calculating that individual's accrued benefit under the Pension Plan. Section 415 of the Code limits each participant to a $130,000 (indexed for inflation) annual benefit under the Pension Plan. The accrued benefits calculated under this formula are based solely on service on and after January 1, 1994.

     The Supplemental Plan is not tax qualified. Benefits under the Supplemental Plan are payable solely from our general assets and are not funded in any manner. Participants are not subject to income tax on their Supplemental Plan benefits until those benefits are actually paid. The actuarial present value of the

Supplemental Plan benefits a participant earns each year is currently subject to employment taxes, but will not later be subject to employment taxes when paid to the participant.

     Benefits under the Supplemental Plan are paid in a single lump sum cash payment at the time the participant's employment terminates for any reason. If the participant's employment terminates by reason of his or her death, the participant's spouse or other beneficiary designated under the Pension Plan will be entitled to a single lump sum cash payment computed in the same manner as the death benefit he or she is entitled to receive under the Pension Plan. In lieu of a single lump sum cash payment, each participant may make an irrevocable election, within 30 days after becoming a participant in the Supplemental Plan, to have his or her spouse's or his or her beneficiary's benefits under the Supplemental Plan paid in the same form and at the same time as his or her benefits are paid under the Pension Plan.

     The table below shows the estimated annual benefits expressed in single life annuity form that would be provided by the Pension Plan and the Supplemental Plan (if applicable) for the executive officers named in the Summary Compensation Table if such officers had both attained age 65 and retired on January 1, 2000. All such executive officers have made the maximum possible voluntary contributions to the Pension Plan.

                                                              ESTIMATED ANNUAL
                                                         BENEFITS AT JANUARY 1, 2000
                                                         ---------------------------
Louis A. Weil III......................................            $81,974
John F. Oppedahl.......................................            $26,454
Thomas K. MacGillivray.................................            $21,565
Dale A. Duncan.........................................            $ 7,169
Eric S. Tooker.........................................            $10,651

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following persons were members of the Compensation Committee during the Company's last completed fiscal year. Each such member of the Compensation Committee is also a director of the Company.

               William A. Franke
               L. Ben Lytle
               Richard Snell

     On March 15, 2000, William A. Franke resigned and was replaced on the Compensation Committee by Richard J. Lehmann (who is also a director).

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

OBJECTIVES

     The Compensation Committee of our Board of Directors is responsible for developing the Company's executive compensation policies. The Compensation Committee has adopted the following list of objectives to be achieved through its compensation of executive officers:

     - Recruit, retain, and reward high performing executive talent through the use of a combination of short-term cash and long-term equity compensation;

     - Link annual and long-term compensation of executive officers to the creation of shareholder value; and

     - Provide base salaries for executive officers at approximately the 50th percentile of salaries paid for comparable positions by other similar companies in the industry, and create annual incentive opportunities which can increase total cash compensation toward the 75th percentile.

TYPES OF COMPENSATION

     There are two main types of compensation:

     - Annual Compensation. This includes both salary and incentive bonus awards.

     - Long-Term Compensation. This includes stock options and restricted stock awards.

ANNUAL COMPENSATION

     Annual compensation for our executives includes base salary and incentive bonus awards under our Annual Incentive Program.

     Base Salary

     The Compensation Committee determines, on an annual basis, the base salary of the Company's Chief Executive Officer and each of the Company's other ten most highly compensated employees. Base salary levels for the Company's executive officers are targeted to fall into the middle range of salaries offered for comparable positions by other similar companies in the newspaper industry. Merit increases to base salaries are based upon the attainment of certain pre-negotiated, measurable objectives relevant to our business strategy. In setting salaries for fiscal 1999, the Compensation Committee reviewed recommendations of management that were developed in conjunction with a compensation consultant retained by the Company. These recommendations were prepared, in part, based upon comparative compensation data relating to newspaper companies which actively compete with us for executive talent, some of which are included in the index of peer companies used to construct the performance graph which follows this report. In addition to such recommendations, in determining an executive's base salary the Compensation Committee took into account the executive's tenure and individual experience, as well as the Compensation Committee's subjective assessment of individual performance. None of the factors considered in determining base salaries were assigned relative weights.

     Effective March 9, 1999, the Compensation Committee increased by 10% the salary paid to Louis A. Weil III, our Chairman, President and Chief Executive Officer. This increase reflected, among other factors, the Compensation Committee's subjective assessment of Mr. Weil's individual performance. Based upon information obtained from our compensation consultant, the Compensation Committee believes that Mr. Weil's base salary is slightly below the mid-point of the range of salaries paid to chief executive officers by other similar companies in the newspaper industry.

     Incentive Bonus Awards

     Incentive bonuses are intended to serve as true incentives rather than as a form of deferred compensation. Higher-level executives with more of an opportunity to impact the value of the Company have the opportunity to achieve a larger bonus than other executives.

     Incentive bonuses for the executive officers named in the Summary Compensation Table which precedes this report were determined under the Annual Incentive Program for the Company and our operating subsidiaries. In 1999, awards under the Annual Incentive Program were based on the Company and operating subsidiary financial objectives. The Company performance was evaluated based upon the achievement of an earnings per share goal. Operating subsidiary performance was evaluated based upon the achievement of an operating income goal with a smaller portion based upon the achievement of an earnings per share goal. The Annual Incentive Programs permit the annual incentive award to be reduced by 10% by a subjective evaluation of performance by our CEO. The earnings per share goal and the subsidiary operating income goal were approved by the Compensation Committee. The financial objectives were assigned a different weight depending on a participant's position in management, with the achievement of the earnings per share goal for the Company being weighted most heavily for our corporate executives (90% for Mr. Weil, Mr. Tooker and Mr. MacGillivray), and with the achievement of the applicable subsidiary operating income goal being weighted most heavily for executive officers of our operating subsidiaries (70% for Mr. Oppedahl and Mr. Duncan). The size of an incentive bonus payable under the Annual Incentive Programs was determined as a percentage of the participant's base salary, with such percentage being determined based upon (i) the participant's position in management, and (ii) the actual performance of the Company, our operating subsidiaries, and the individual's subjective performance evaluation.

     The amount of incentive bonus for 1999 paid to Mr. Weil as our Chairman, President and Chief Executive Officer was determined under the terms of the Company's Annual Incentive Program.

LONG-TERM COMPENSATION

     Stock Compensation Plan

     Our long-term compensation program in 1999 consisted of stock options and restricted stock awards granted through our Amended and Restated Stock Compensation Plan. The Plan is intended to recruit, retain and reward executives who have significant influence over the creation of shareholder value. Beginning in 2000, stock options and restricted stock awards will be granted under the 1999 Long-Term Incentive Plan, which was approved by shareholders at the 1999 Annual Meeting of Shareholders.

     In 1999, certain officers were granted restricted stock awards under the Stock Compensation Plan. Under the Stock Compensation Plan, the recipients of the restricted stock awards cannot transfer their shares and must forfeit their shares if they cease to be employees other than by reason of death or permanent and total disability, unless otherwise determined by the Compensation Committee. The restricted stock awards will vest five years from the date of grant, or at the end of the third or fourth year if the Company's earnings per share grows at a compound annual rate of 12%. In determining the amount of individual awards, the Committee considered the recommendations of our compensation consultant and the Committee's subjective assessment of the recipient's level of responsibility and contribution. The factors considered by the Committee were not assigned relative weights.

     One grant of stock options was made in March 1999 under the Stock Compensation Plan. This grant represented the annual option grant for fiscal 1999. This grant was made using the procedures outlined below.

     To assist in determining the size of option grants, we retained an independent compensation consultant to make specific recommendations regarding the number of options that should be granted to each executive officer and key manager. Such recommendations were based on the consultant's review of the practices of newspaper companies, including some of the companies in the index of peer companies used in constructing the performance graph which follows this report. In determining the amount of individual grants, the Compensation Committee also considered recommendations received from our CEO (with regard to all grant recipients other than the CEO himself), the size of previous options grants, internal relativity, and the Committee's subjective assessment of the grant recipient's level of responsibility and contribution. The factors considered by the Committee were not assigned relative weights.

     With regard to option grants and awards of restricted stock made to Mr. Weil as our Chairman, President and Chief Executive Officer, the Committee followed the same procedure as it did with regard to other grant recipients. The option grants made to Mr. Weil in 1999 matched the number of option grants recommended by our compensation consultant and were consistent with the Committee's objectives based on previous grants made to Mr. Weil and to other employees.

     1999 Long-Term Incentive Plan

     In 1999, Shareholders approved the adoption of the Central Newspapers, Inc. 1999 Long-Term Incentive Plan (the "1999 Plan"). The 1999 Plan is designed for key employees and non-employee directors of the Company. The 1999 Plan authorizes grants of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), stock appreciation rights ("SARs"), restricted stock, performance shares, and performance-based awards. The 1999 Plan has an effective date of May 11, 1999.

     No grants were made to key employees and non-employee directors under the 1999 Plan during fiscal 1999.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to a corporation's chief executive officer and the four other most highly compensated executive officers. Section 162(m) provides that qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met.

     It is the Committee's intent to evaluate and, to the extent consistent with its other compensation objectives and overall compensation philosophy, take the steps necessary to satisfy the Section 162(m) conditions to preserve the deductibility of executive compensation. Nevertheless we may not preserve the deductibility of executive compensation in light of our ongoing compensation objectives. Specifically, the grant of stock options and restricted stock awards under the provisions of our Stock Compensation Plan and 1999 Long-Term Incentive Plan do not qualify as performance-based compensation for purposes of Section 162(m). In addition, in 2000, compensation to one of our five named executive officers did not meet the deduction limitation under Section 162(m). The Compensation Committee will continue to consider the effect of the deductibility limits of Section 162(m) in its future determination of executive compensation.

William A. Franke, Chairman
L. Ben Lytle
Richard Snell

Members of the Compensation Committee

                              COMPANY PERFORMANCE

     The following graph shows a comparison of cumulative total returns for the Company's Class A Common Stock, the Standard & Poor's 500 Stock Index (the "S&P 500"), and an index of peer companies.

     The graph assumes that $100 was invested on May 31, 1995 in each of the Company's common stock, the Standard & Poor's 500 Composite Stock Price Index, and a peer group, and that all dividends were reinvested. In addition, the graph weighs the constituent companies on the basis of their respective market capitalizations, measured at the beginning of each relevant time period. Companies in the peer group are as follows: Parent Co., Inc., Knight-Ridder, Inc., Lee Enterprises, Inc., McClatchy Newspapers, Inc., The New York Times Company, Pulitzer Publishing Company, The E.W. Scripps Company, Tribune Company, and the Washington Post Company.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
               AMONG CENTRAL NEWSPAPERS, INC., THE S&P 500 INDEX
[GRAPHIC]                       AND A PEER GROUP

100                                                                        100.00                             100.00
134.93                                                                     134.09                             128.44
224.54                                                                     169.60                             166.22
243.36                                                                     247.85                             217.23
266.66                                                                     265.55                             262.90
231.31                                                                     258.02                             290.45

                         TERMINATION BENEFITS AGREEMENT

     The Company has entered into Agreements with certain executives and other officers, providing them with certain retention incentive and severance protections. Details are provided in Item 3 of the Schedule 14D-9.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors, executive officers, and persons who own more than ten percent of our Common Stock file initial reports with the Securities and Exchange Commission and the New York Stock Exchange. These reports detail the filer's ownership and changes in ownership of our Common Stock. Officers, directors, and greater than ten percent shareholders are required to furnish us with copies of all of the Section 16(a) forms that they file.

     The Securities and Exchange Commission has established specific due dates for the filing of these reports. We are required to disclose any failure to file by these dates during 1999 in this Proxy Statement. A Form 5 was not timely filed, although such Form 5 was subsequently filed, for grants of stock options and/or restricted stock during fiscal year 1999 to each of Dale A. Duncan, William A. Franke, L. Ben Lytle, Thomas K. MacGillivray, Kathryn L. Munro, John
F. Oppedahl, Myrta J. Pulliam, Frank E. Russell, Richard Snell, Eric S. Tooker, and Louis A. Weil III. In addition, a Form 4 was not timely filed, although such Form 4 was subsequently filed, for a purchase of Class A Common Stock by L. Ben Lytle in July 1999.

                                                                         ANNEX A

                                [DLJ Letterhead]
         Donaldson, Lufkin & Jenrette - 277 Park Avenue - New York, NY 10172 -
         (212) 892-3000

June 28, 2000
Board of Directors
Central Newspapers, Inc.
200 East Van Buren Street
Phoenix, AZ 85004

Dear Directors:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Central Newspapers, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 28, 2000 (the "Merger Agreement"), among the Company, Gannett Co., Inc. ("Gannett"), and Pacific and Southern Indiana Corp., a subsidiary of Gannett (the "Purchaser"), pursuant to which the Purchaser will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, the Purchaser will commence a cash tender offer (the "Tender Offer") to acquire any and all shares of Class A common stock, no par value, of the Company ("Class A Common Stock") at a price of $64.00 per share and all shares of Class B common stock, no par value, of the Company ("Class B Common Stock"and collectively, the "Common Stock"), at a price of $6.40 per share. The Tender Offer is to be followed by the Merger in which the shares of Common Stock of stockholders who did not tender would be converted into the right to receive the consideration paid in the Tender Offer.

     In arriving at our opinion, we have reviewed the draft Merger Agreement dated June 28, 2000. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with Company management. Included in the information provided during discussions with management were management's views on certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2006. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections referred to above, we have relied on representations that they do not differ materially from the best estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer, the Merger, or any other business strategies being considered by the Company's Board of Directors (the "Board") or the relative value of each class of Common Stock, nor does it address the Board's decision to proceed with the Tender Offer and the Merger. Our opinion does not constitute a recommendation to any stockholder as
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to whether such stockholder should tender shares in the Tender Offer or how such stockholder should vote on the proposed Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has received customary fees.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the aggregate consideration to be received by the holders of Common Stock pursuant to the Tender Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ JILL A. GREENTHAL
                                            ------------------------------------
                                              Jill A. Greenthal
                                              Managing Director

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